                                                                      EXHIBIT 15

                              INTEROIL CORPORATION
                                   10th Floor
                                Brunswick House
                                44 Chipman Hill
                                 Saint John, NB
                                 Canada E2L 4S6

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting (the "Meeting") of shareholders of InterOil Corporation (the "Corporation") to be held on June 25, 2003 at 10:30 a.m. (Toronto, Canada time) in the Sheraton Centre Hotel, and at all adjournments of the Meeting, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the total cost of the solicitation will be borne by the Corporation. The information contained herein is given as at May 6, 2003 except where otherwise noted.

                      APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ACCOMPANYING THIS CIRCULAR ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER OF THE CORPORATION HAS A RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS SPECIFIED IN SUCH FORM OF PROXY AND WHO NEED NOT BE A SHAREHOLDER, DIRECTOR OR OFFICER OF THE CORPORATION TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS SPECIFIED IN THE FORM OF PROXY, INSERTING THE NAME OF THE PERSON TO BE APPOINTED IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, SIGNING THE FORM OF PROXY AND RETURNING IT IN THE REPLY ENVELOPE IN THE MANNER SET FORTH IN THE ACCOMPANYING NOTICE OF THE MEETING.

                         SIGNING AND DEPOSIT OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or his attorney authorised in writing, deposited at the registered office of the Corporation, or with Computershare Trust Company of Canada, 100 University Avenue, Toronto, ON M5J 2Y1 (for shareholders whose shares are recorded on the North American register), or Computershare Registry Services, Level 3, 60 Carrington Street, Sydney, NSW, 2000, Australia (for shareholders whose shares are recorded on the Australian or Papua New Guinea register) up to 9:00 am (local time) on the second last business day preceding the date of the Meeting, or any adjournment thereof or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

               VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions of the shareholder who appointed them. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER REFERRED TO HEREIN.

THE ENCLOSED FORM OF PROXY, WHEN PROPERLY COMPLETED AND SIGNED, CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS APPOINTED TO VOTE AS THEY SEE FIT WITH RESPECT TO AMENDMENTS TO OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

At the date of this circular, the management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters that are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

                       RECORD DATE AND ENTITLEMENT TO VOTE

Each holder of record of common shares at the close of business on May 6, 2003, the record date established for notice of the Meeting, will be entitled to one vote for each common share held on all matters proposed to come before the Meeting (except for the election of directors as described below under "Business of the Meeting -Election of Directors"), except to the extent that the holder has transferred any common shares after the record date and the transferee of such shares establishes ownership of them and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

                                  VOTING SHARES

On May 6, 2003 the Corporation had outstanding 22,457,443 common shares. To the knowledge of the directors and officers of the Corporation, persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Corporation are as follows:

                                 NUMBER OF COMMON                PERCENTAGE OF
  NAME AND ADDRESS                    SHARES                     COMMON SHARES
--------------------             ----------------                -------------
Phil Mulacek
PO Box 3787                         7,278,483                         32.4%
The Woodlands, Texas

                             BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Corporation shall have a minimum of four and a maximum of twelve directors as determined by resolution of the board of directors. The number of directors of the Corporation is presently set at five, and has been set at six for the coming year.

Directors elected at the Meeting serve until the next annual meeting of shareholders or, subject to the Corporation's by-laws and to applicable laws, until their successors are elected or appointed. It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote FOR the election as a director of each proposed nominee listed below.

The Corporation's by-laws and governing statute, the Business Corporations Act (New Brunswick) (the "Act"), provide for cumulative voting for the election of directors such that each shareholder entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the common shares held by such shareholder multiplied by the number of directors to be elected, and may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. For this proxy, the shareholder will cast the number of votes equal to the number of common shares held by the shareholder multiplied by six. The distribution of votes among the nominees shall be designated on the proxy instrument. A vote in favour of the election of more than one nominee without an indication as to how the votes are to be distributed among the nominees shall mean that the votes are to be distributed equally among all nominees voted for by the shareholder. If no specification is made for any nominee, it shall mean that the proxy nominees are instructed to vote FOR all of the nominees with the votes distributed equally among all nominees. There is no condition precedent to exercise the right to vote cumulatively. The by-laws and Act further provide that a separate vote of shareholders shall be taken with respect to each proposed director unless a resolution is passed unanimously permitting two or more persons to be elected by a single resolution. It is expected that at the Meeting a motion will be made in favour of such a resolution in order to permit the election of all six directors by way of a single resolution.

Management does not expect that any of the proposed nominees will be unable to serve as a director. However, if any of the proposed nominees are for any reason unable to serve as a director, the persons named in the enclosed form of proxy will use their discretion in voting for an alternative nominee.

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

                                                                                                             NUMBER OF COMMON
                           POSITION WITH THE                                          DIRECTOR             SHARES BENEFICIALLY
        NAME                  CORPORATION                PRINCIPAL OCCUPATION          SINCE                       OWNED
-------------------   ---------------------------  ---------------------------------  --------         ---------------------------
Phil E. Mulacek       Chairman of the Board,       Chairman of the Board and Chief      1997           6,823,933        (Indirect)
                      President and Chief          Executive Officer of the                              454,550          (Direct)
                      Executive Officer            Corporation.                                        ---------
                                                                                                       7,278,483

Christian M. Vinson   Director and Vice President  Managing Director of InterOil        1997             123,000          (Direct)
                      of the Corporation           Limited and Vice President of the
                                                   Corporation.

Roger N. Grundy       Director                     Managing Director of Brekland        1997              54,000          (Direct)
                                                   Ltd, a UK based engineering
                                                   consulting firm.

Gaylen J. Byker       Director                     President of Calvin College, a       1997             959,025        (Indirect)
                                                   liberal arts college in Grand                         122,000          (Direct)
                                                   Rapids, Michigan.                                   ---------
                                                                                                       1,081,025

G. Michael Folie      Director                     Director & CEO of Acacia             2000              20,000          (Direct)
                                                   Resources Ltd. of Australia from
                                                   1994 to 2000. Director of EFIC
                                                   Australia from 1994 to 2000.

Edward Speal          Nominee for Director         Managing Director, BNP Paribas       N/A                2,300          (Direct)
                                                   (Canada), since June 2000; prior
                                                   thereto, President and CEO of
                                                   Paribas Bank of Canada.

During the past five years, each person listed above has held the principal occupation listed opposite his name, or other positions within the listed corporate groups.

APPOINTMENT OF AUDITORS

Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting for the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMG, Chartered Accountants, as auditors of the Corporation to hold office until the next meeting of shareholders.

KPMG was first appointed auditors of the Corporation in 1997.

APPROVAL OF STOCK OPTIONS ISSUED TO DIRECTORS

Under Chapter 10 of the Listing Rules of the Australian Stock Exchange Limited ("ASX") issues of securities to directors must be approved by shareholders.

The options proposed to be issued are as follows:

                                                 Exercise Price per                                     In respect of year ended
                                   Number           Share (US$)               Expiry Date of Options              31/12
----------------                   ------        ------------------           ----------------------    ------------------------
Phil Mulacek                       15,000              $11.50                    December 31, 2005                2003

Christian Vinson                   15,000              $11.50                    December 31, 2005                2003

Roger Grundy                       15,000              $11.50                    December 31, 2005                2003

Gaylen Byker                       15,000              $11.50                    December 31, 2005                2003

G. Michael Folie                   15,000              $11.50                    December 31, 2005                2003

Edward Speal                       15,000              $11.50                    December 31, 2005                2003

The options are subject to the Corporation's Proposed Option Plan.

The Corporation will seek approval of the issue of options to each director by a separate resolution. No director, or an associate of a director, can vote shares controlled by him in favour of the resolution to grant that director options. However, a director, or an associate of a director, can vote shares in favour of the resolution to grant that director options if the vote cast is by a person who is entitled to vote, in accordance with the directions on the proxy form. Also, each director can vote in favour of the resolutions concerning the other directors.

STOCK OPTION PLAN

In order that the Corporation may be able to continue to provide incentives for directors, officers, employees, consultants and other persons who provide ongoing services to the Corporation or any of its affiliates ("Eligible Participants") to participate in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an ownership interest in the Corporation, the Corporation established a new stock option plan (the "Proposed Option Plan"). The Proposed Option Plan is in accordance with Policy 4.4 of the TSX Venture Exchange and the rules of the Australian Stock Exchange. The effective date of the Proposed Option Plan is August 1, 2002, such that it will govern all option grants subsequent to that date.

The maximum number of common shares which may be issued pursuant to the options granted under the Proposed Option Plan is initially 2,000,000 common shares (representing 8.2% of the current number of issued and outstanding common shares). As at the effective date of the Proposed Option Plan, there were 1,516,500 common shares subject to options, which amount reduces the number effectively available under the Proposed Option Plan, which is 483,500 common shares. Options to purchase 280,285 common shares (net of 20,000 that have expired) have been granted since August 1, 2002, but cannot be exercised until the approval of shareholders sought at the Meeting is obtained, and options to purchase 203,215 common shares may still be granted pursuant to the Proposed Option Plan. Such number may be increased subject to the approval of the shareholders of the Corporation and any necessary regulatory approvals. The maximum number of common shares which may be reserved for issuance to any one Eligible Participant under the Proposed Option Plan within any 12-month period is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism. Any shares subject to an option which for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the Proposed Option Plan. The option price of any common shares cannot, generally, be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted. Provided that the Corporation is listed on Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange, options granted under the Proposed Option Plan may be exercised during a period not exceeding ten (10) years, subject to earlier termination upon the optionee ceasing to be an Eligible Participant of the Corporation or any of its affiliates, as applicable. The options are non-transferable. The Proposed Option Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Corporation's capitalization. The board of directors may from time to time amend or revise the terms of the Proposed Option Plan or may terminate the Proposed Option Plan at any time, subject to any necessary regulatory approval.

Accordingly, shareholders are being asked to consider and, if they deem it to be appropriate, to pass a resolution approving the Proposed Option Plan. In accordance with the provisions of Policy 4.4 of the TSX Venture Exchange, shareholders must approve the Proposed Option Plan, such approval being required by a majority of the votes cast at the Meeting.

A copy of the Proposed Option Plan is annexed to this Circular as Appendix "A".

AMENDMENT TO ARTICLES

The Corporation's articles contain certain restrictions on the ability of the Corporation to issue new securities except in certain circumstances or without first obtaining the consent of certain persons. The articles also provide certain persons with a pre-emptive right upon the issuance of securities. These restrictions are those contained in Section 2 and Section 4(c) of the Corporation's articles, which are attached as Appendix "C". The board has determined that such restrictions are no longer applicable or appropriate for the Corporation and is seeking to amend the articles to have these provisions removed. The effect of this amendment will mean that the Corporation would be permitted to issue new securities subject only to such restrictions as would typically apply to public companies. The text of the special resolution in this regard is set out as Appendix "B" to this Circular.

In order for this resolution to be passed, two-thirds of the votes cast at the Meeting must be in favour of such resolution.

                             EXECUTIVE COMPENSATION

The following table (presented in accordance with the regulation (the "Regulation") made under the Securities Act (Ontario)) sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000 (to the extent required by the Regulation) in respect of the individuals who were, at December 31, 2002, the Chief Executive Officer and the two other most highly compensated executive officers whose total salary and bonus exceeded C$100,000 (approximately US$64,000) (the "Named Executive Officers"):

                                   ANNUAL COMPENSATION                        LONG-TERM COMPENSATION
                            ----------------------------------      ---------------------------------------
                                                                             AWARDS                 PAYOUTS
                                                                    ---------------------------     -------
                                                                                     RESTRICTED
                                                                    SECURITIES       SHARES OR
                                                                      UNDER          RESTRICTED
  NAME AND                                        OTHER ANNUAL       OPTIONS           SHARE         LTIP          ALL OTHER
  PRINCIPAL                  SALARY      BONUS    COMPENSATION       GRANTED           UNITS        PAYOUTS       COMPENSATION
  POSITION          YEAR     (US$)       (US$)        (US$)            (#)             (US$)         (US$)            (US$)
---------------     ----    -------      -----    ------------      ---------        ----------     -------       ------------
PHIL MULACEK        2002    197,925       Nil          Nil            355,000           Nil           Nil              Nil
Chairman,
President and       2001    120,393       Nil          Nil            20,000            Nil           Nil              Nil
Chief Executive     2000    118,169       Nil          Nil              Nil             Nil           Nil              Nil
Officer

CHRISTIAN           2002    135,923       Nil          Nil            30,000            Nil           Nil              Nil
VINSON
Vice President      2001    141,663       Nil          Nil            20,000            Nil           Nil              Nil
and Chief           2000    132,603       Nil          Nil              Nil             Nil           Nil              Nil
Operating
Officer

GRAEME              2002    106,625       Nil          Nil              Nil             Nil           Nil              Nil
ALEXANDER
Corporate           2001     41,550       Nil          Nil            95,000            Nil           Nil              Nil
Counsel and         2000       Nil        Nil          Nil              Nil             Nil           Nil              Nil
Corporate
Secretary

                          OPTION GRANTS DURING THE MOST
                        RECENTLY COMPLETED FINANCIAL YEAR

                                                                                 MARKET VALUE
                                                                                 OF SECURITIES
                                              % OF                                UNDERLYING
                            SECURITIES     TOTAL OPTIONS                            OPTIONS
                               UNDER        GRANTED TO             EXERCISE OR    ON THE DATE
                              OPTIONS       EMPLOYEES              BASE PRICE      OF GRANT
                              GRANTED      IN FINANCIAL               US$             US$                     EXPIRATION
      NAME                     (#)            YEAR                ($/SECURITY)    ($/SECURITY)                   DATE
----------------            ----------     -------------          ------------   --------------              ------------
Phil Mulacek                 355,000          46.6%                   5.27            6.20                   May 29, 2007
Christian Vinson              30,000           3.9%                   5.27            6.20                   May 29, 2007
Graeme Alexander                Nil            Nil                    Nil              Nil                        Nil

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                      AND FINANCIAL YEAR-END OPTION VALUES

                                                                           VALUE(1) OF UNEXERCISED IN -
                      COMMON                      UNEXERCISED OPTIONS          THE-MONEY OPTIONS AT
                      SHARES       AGGREGATE      AT FISCAL YEAR-END             FISCAL YEAR-END
                   ACQUIRED ON       VALUE                (#)                         (US$)
                     EXERCISE     REALISED (1)        EXERCISABLE/                 EXERCISABLE/
    NAME               (#)           (US$)           UNEXERCISABLE                 UNEXERCISABLE
----------------   -----------    ------------    -------------------      ----------------------------
Phil Mulacek          70,000        317,800             375,000/Nil                   782,900/Nil
Christian Vinson     100,000        454,000              50,000/Nil                   126,400/Nil
Graeme Alexander       2,000          4,380           19,000/76,000                43,510/174,040

Note:

(1) For all options held by an individual, value equals the product of (a) the difference, if positive, between the market value of the common shares at year-end minus the exercise price and (b) the number of options with that exercise price. The closing price on the TSX Venture Exchange on December 31, 2002 was C$11.50, equivalent to US$7.29 per common share.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

There was no indebtedness owing to the Corporation, or any of its subsidiaries by any officer, director, employee, or any former officer, director or employee of the Corporation, or any of its subsidiaries at any time during or since the financial year ended December 31, 2002.

                            COMPENSATION OF DIRECTORS

Directors of the Corporation receive an annual retainer of US$18,000, except for Dr. Folie who received US$50,000 and Mr. Vinson who received no retainer respectively, for the year ended December 31, 2002. Directors were also reimbursed for travel and other out-of-pocket expenses incurred in connection with attending board and committee meetings. Each director was also granted, in connection with his duties as a director, options to purchase 10,000 shares as described in last year's information circular.

                              INTERESTS OF INSIDERS

Mr. Grundy, a director of the Corporation, is also the Managing Director and a shareholder of Breckland Ltd., an engineering consulting firm based in the United Kingdom. The Corporation has retained Breckland Ltd. to provide engineering services to it on an ongoing basis in connection with the Corporation's proposed oil refinery in Papua New Guinea. Those services are provided by several individuals, one of whom is Mr. Grundy. Total payments to Breckland Ltd. were US$162,488 for the year ended December 31, 2002.

                    COMPOSITION OF THE COMPENSATION COMMITTEE

The Corporation had a compensation committee, which it designated the Remuneration and Nomination Committee during its financial year ended December 31, 2002. All material compensation matters during the year were dealt with by the Remuneration and Nomination Committee. The members of the Remuneration and Nomination Committee in 2002 were Mr. Mulacek, Dr. Byker and Dr. Folie. Mr. Mulacek is the only member of the committee who is also an officer of the Corporation.

                        REPORT ON EXECUTIVE COMPENSATION

The Corporation's compensation package for senior management is composed of three elements: base salaries, annual bonuses and options to acquire common shares of the Corporation.

The fact that the Project is in its development stage and has generated minimal revenue has been a significant factor in determining the Corporation's approach to compensating its senior management, including the CEO. Essentially, the Corporation's philosophy is twofold: first, base salaries and cash bonuses should be kept to a minimum in order to conserve the Corporation's cash; and second, management should participate in the equity ownership of the Corporation in order to align their interests with the Corporation's shareholders.

The Corporation believes that the salaries it pays to its senior management (through its arrangements with Direct Employment Services Corp ("DESC") described below) are consistent with this approach in that they are adequate but not generous. The Corporation paid no bonuses to any member of senior management in 2002. Any bonuses that may be paid in the future while the Project is under development and construction will be relatively modest.

The Corporation believes that equity ownership in the Corporation by its senior management is an essential feature of its compensation program. Equity ownership in a development-stage company such as the Corporation provides management with a strong incentive to increase the equity value of the Corporation, which benefits all shareholders.

            As Submitted by the Remuneration and Nomination Committee:
                                                          Phil Mulacek
                                                          Gaylen Byker
                                                      G. Michael Folie

                              CORPORATE GOVERNANCE

The Toronto Stock Exchange requires each listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance, with such disclosure to specifically include an explanation of any differences between the Toronto Stock Exchange's corporate governance guidelines and the practices of the listed company. The rules of the TSX Venture Exchange also require the Corporation to make such disclosure, with reference to these guidelines.

                                                                   DOES THE
                    CORPORATE GOVERNANCE                          CORPORATION
                           GUIDELINE                                CONFORM?                            COMMENT
-------------------------------------------------------------     -----------         ----------------------------------------
1.      Board should explicitly assume responsibility for
        stewardship of the Company, and specifically
        for:
                                                                      Yes             Board is involved in strategic planning.

        (a)         adoption of a strategic planning process;

        (b)         identification of principal risks of the          Yes             The Board requires Management to
                    Company's business and ensuring                                   identify and report on principal risks
                    implementation of risk-management                                 of the Corporation's business and
                    systems;                                                          ensures that Management implements
                                                                                      risk management systems.

                                                                   DOES THE
                    CORPORATE GOVERNANCE                          CORPORATION
                           GUIDELINE                                CONFORM?                            COMMENT
-------------------------------------------------------------     -----------         ----------------------------------------

      (c)          succession planning, including                     Yes             The Board is involved in the selection,
                   appointing, training and monitoring                                monitoring and development of senior
                   senior management;                                                 management.

      (d)          communications policy;                             Yes             The Board has developed and
                                                                                      implemented a management structure
                                                                                      that ensures proper communication
                                                                                      between Management and the Board;
                                                                                      between members of Management
                                                                                      themselves; and between Management
                                                                                      and staff.

      (e)          integrity of internal control and                  Yes             The Board has ensured that the
                   management information systems.                                    Corporation invests in modern fit-for-
                                                                                      purpose management information
                                                                                      systems and appropriate management
                                                                                      expertise to implement, maintain and
                                                                                      run such systems and provide proper
                                                                                      internal controls.

2.    Majority of directors should be "unrelated" (free                No             Two out of the five current directors
      from conflicting interests).                                                    are unrelated non-management
                                                                                      directors.

3.    Disclose for each director whether he or she is                 Yes             Phil E Mulacek - related; President,
      related, and how that conclusion was reached.                                   CEO & Chairman; major shareholder

                                                                                      Christian M Vinson - related; COO,
                                                                                      VP; shareholder

                                                                                      Roger Grundy - related based on
                                                                                      interest in contract with Corporation;
                                                                                      non-management

                                                                                      Michael Folie - unrelated; Vice
                                                                                      Chairman; non-management

                                                                                      Gaylen Byker - unrelated; non-
                                                                                      management

4.    (a)          Appoint a committee responsible for the            Yes             The Board has formed Remuneration
                   appointment/assessment of directors.                               and Nomination Committee, a
                                                                                      committee responsible for, amongst
                                                                                      other things, appointment, assessment
                                                                                      and remuneration of directors.

      (b)          Composed exclusively of non-                        No             The Remuneration and Nomination
                   management directors, the majority of                              Committee is composed by a majority
                   whom are unrelated.                                                of non-management directors.

5.    Implement a process for assessing the                            No             Neither the Corporation nor the Board
      effectiveness of the Board, its committees and the                              is of the appropriate size or maturity to
      contribution of individual directors.                                           warrant such a process.

6.    Provide orientation and education programs for                   No             Neither the Corporation nor the Board
      new directors.                                                                  is of the appropriate size or maturity to

                                                                   DOES THE
                    CORPORATE GOVERNANCE                          CORPORATION
                           GUIDELINE                                CONFORM?                            COMMENT
-------------------------------------------------------------     -----------         ----------------------------------------
                                                                                      warrant formal programs.

7.    Examine size of Board and consider reducing the                  No             The size of the Board has been
      size of Board, with a view to improving                                         examined and it has been determined
      effectiveness                                                                   to increase the size of the Board from 5
                                                                                      to 6 directors to make the balance
                                                                                      between related and unrelated
                                                                                      directors.

8.    Review compensation of directors in light of                    Yes             This is one of the functions of the
      risks and responsibilities.                                                     Remuneration and Nomination
                                                                                      Committee.

9.    Committees should generally be composed of                       No             The Committees are composed of a
      non-management directors, a majority of whom                                    majority of unrelated, non-
      are unrelated.                                                                  management directors.

10.   Assume responsibility for or appoint a                           No             The Board is reviewing the need for a
      committee responsible for approach to corporate                                 committee responsible for overseeing
      governance issues.                                                              the Corporation's approach to
                                                                                      corporate governance issues.

11.   (a)         Define limits to management's                       Yes             The Board has requested and
                  responsibilities by developing mandates                             Management has devised mandates for
                  for:                                                                the Board, CEO and Senior
                  (i)         the Board;                                              Management.

                  (ii)        the CEO.

      (b)         Board should approve CEO's corporate                Yes             The Board has oversight over the
                  objectives.                                                         CEO's corporate objectives.

12.   Establish procedures to enable the Board to                      No             The Board's depends on access to up-
      function independently of management.                                           to-date and detailed reporting from
                                                                                      Senior Management, and the Board is
                                                                                      considering formal procedures to
                                                                                      enable it to operate independently.

13.   a)          Establish an audit committee with a                 Yes             The Board has established an Audit
                  specifically defined mandate.                                       Committee with specific mandate.

      (b)         All members of audit committee should                No             The majority of members are non-
                  be non-management directors.                                        management directors.

      (c)         Audit committee should have direct                  Yes             Audit Committee has direct access to
                  communication channels to internal and                              and meetings with external auditors.
                  external auditors.

      (d)         Audit committee duties should include               Yes             Audit Committee oversees
                  oversight responsibility for management                             management reporting on internal
                  reporting on internal control.                                      controls.

14.   Implement a system to enable individual                         Yes             Executive directors are able to engage
      directors to engage outside advisers, at the                                    outside advisers, within their
      Company's expense, subject to approval of                                       individual mandates.  Otherwise,
      appropriate committee of the Board.                                             Board approval is required.

                                PERFORMANCE GRAPH

The following performance graph compares the Corporation's cumulative total shareholder return (assuming an initial investment of $100) on its common shares as of year-end for the five years prior to the end of the Corporation's 2002 financial year, with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming the reinvestment of dividends, where applicable, for the comparable period.

                     COMPARISON OF THE FIVE YEAR CUMULATIVE
                    TOTAL SHAREHOLDER RETURN ON COMMON SHARES

                                  [LINE GRAPH]

                              MANAGEMENT CONTRACTS

The services of certain executive officers and senior management of the Corporation are provided under a management services agreement with DESC. DESC is a U.S. private company administered by executive officers of the Corporation and which was established for the purpose of providing non-profit management services to the Corporation. During 2002, the services of seven (7) individuals (including Mr. Mulacek and Mr. Vinson) were provided to the Corporation and its subsidiaries under this agreement, and DESC was paid US$689,312 for those services. Each of these persons who acted as an officer of the Corporation was duly appointed as an officer.

The Corporation also pays a management fee to PIE Corp. of US$150,000 per annum, which serves as sole general manager of SPI InterOil LDC. Under Bahamian corporate law, a sole general manager of a company is appointed by the members (shareholders) of the company and has the authority to manage the business and affairs of the company. The sole General Manager of a company exercises all powers that would typically be exercised by a board of directors. PIE Corp. is owned by Mr. Mulacek, Chairman, President and Chief Executive Officer of the Corporation, and members of his family.

                                    APPROVAL

The contents of this Circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

                                          By order of the Board of Directors

                                          (signed) Phil E. Mulacek
                                          Chairman and Chief Executive Officer
                                          May 9, 2003

                                  APPENDIX "A"
                                STOCK OPTION PLAN

                                   (ATTACHED)

                          PAGE LEFT BLANK INTENTIONALLY

                              INTEROIL CORPORATION

                           INCENTIVE STOCK OPTION PLAN

                  Applicable to Grants Following August 1, 2002

                                TABLE OF CONTENTS

                                    ARTICLE 1
                               PURPOSE OF THE PLAN

Section 1.1   Purpose................................................    1
Section 1.2   Application of Plan....................................    1

                                    ARTICLE 2
                                 INTERPRETATION

Section 2.1   Defined Terms..........................................    1

                                    ARTICLE 3
                             SHARES SUBJECT TO PLAN

Section 3.1   Shares.................................................    6

                                    ARTICLE 4
                                 ADMINISTRATION

Section 4.1    Administration of the Plan............................    7
Section 4.2    Limits With Respect to Grants of Options..............    7
Section 4.3    Additional Options....................................   10
Section 4.4    Interpretation by the Board...........................   10
Section 4.5    Indemnification.......................................   11

                                    ARTICLE 5
                              TERMS AND CONDITIONS

Section 5.1    Option Agreement......................................   11
Section 5.2    Assignability and Transferability.....................   11
Section 5.3    Change of Control.....................................   11
Section 5.4    Take-Over Bids........................................   13
Section 5.5    Termination; Death....................................   14

                                    ARTICLE 6
                               EXERCISE OF OPTIONS

Section 6.1    Exercise of Options...................................   16

                                    ARTICLE 7
                               CERTAIN ADJUSTMENTS

Section 7.1    Adjustments...........................................   17

                                       (i)

                                    ARTICLE 8
                       SHAREHOLDER AND REGULATORY APPROVAL

Section 8.1    Approvals.............................................   19

                                    ARTICLE 9
                       AMENDMENT OR DISCONTINUANCE OF PLAN

Section 9.1    Amendment or Discontinuance...........................   19

                                   ARTICLE 10
                            MISCELLANEOUS PROVISIONS

Section 10.1   Miscellaneous.........................................   19

                                     ADDENDA

SCHEDULE "A" SHARES SUBJECT TO PLAN
SCHEDULE "B" CURRENT OPTIONS
SCHEDULE "C" OPTION AGREEMENT
SCHEDULE "D" LEGEND

                                      (ii)

                                    ARTICLE 1
                               PURPOSE OF THE PLAN

SECTION 1.1 PURPOSE.

         The purpose of this Plan is to provide directors, officers, key employees and consultants of the Corporation and its Subsidiaries with an opportunity, through options, to purchase Common Shares of the Corporation, so as to allow such Persons to participate in the future growth and development of the Corporation.

SECTION 1.2 APPLICATION OF PLAN.

         All Options granted from and after the date hereof shall be granted upon the terms and subject to the conditions provided in this Plan.

                                    ARTICLE 2
                                 INTERPRETATION

SECTION 2.1 DEFINED TERMS.

         Where used herein, the following terms will have the following meanings:

"ASSOCIATE" has the meaning given to it in the Securities Act (Ontario).

"ASX" means The Australian Stock Exchange.

"BOARD" means the board of directors of the Corporation or, if established and duly authorized to act by the board of directors, a committee of the board of directors of the Corporation.

"BONUS ISSUE" means a dividend that is paid in the form of shares of the Corporation pursuant to the provisions of the Business Corporations Act (New Brunswick).

"CAUSE" means any act or omission of the Eligible Person that would, under applicable law, permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee.

"CHANGE OF CONTROL" means:

         (a) a reorganization, amalgamation or merger (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its Subsidiaries, with respect to which all or substantially all of the Persons who were the beneficial owners of the Common Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following the completion of such reorganization, amalgamation, merger (or plan of arrangement in respect thereof), beneficially own, directly or indirectly, more than fifty percent (50%) of the resulting voting shares of the resulting or successor entity on a fully-diluted basis (and for greater certainty, this will not include a public offering or private placement out of treasury); or

         (b) the sale to a person other than a Subsidiary of the Corporation of all or substantially all of the Corporation's assets.

"COMMON SHARES" means the common shares of the Corporation, as the same may be designated or re-designated from time to time, or, in the event of an adjustment contemplated by Section 7.1 hereof, such other shares or securities to which any Optionee may be entitled upon the exercise of an Option as a result of such adjustments.

"CONSULTANT" means, in relation to the Corporation, an individual or Consultant Company, other than an Employee or a Director of the Corporation, that:

         (a) is engaged to provide on a ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to a Subsidiary, other than services provided in relation to a distribution of securities;

         (b) provides the services under a written contract between the Corporation or a Subsidiary and the individual or the Consultant Company;

         (c) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary; and

         (d) has a relationship with the Corporation a Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Corporation.

"CONTROL" has the meaning and interpretation given to it in the Securities Act (Ontario) and derivations thereof will have corresponding meanings.

"CONSULTANT COMPANY" means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner.

"CORPORATION" means InterOil Corporation, including any successor corporation thereto.

"DIRECTOR" has the meaning given to it in the Securities Act (Ontario).

"DIRECTORS" means directors, senior officers and Management Company Employees of the Corporation, or directors and senior officers of a Subsidiary.

"ELIGIBLE PERSONS" means those Persons to whom an Option may be granted hereunder pursuant to Article 4.

"EMPLOYEE" means:

         (a) an individual who is considered an employee of the Corporation or a Subsidiary under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source); or

         (b) an individual who works full-time for the Corporation or a Subsidiary providing services normally provided by an employee and who is subject to the same control and direction by Corporation or a Subsidiary over the details and methods of work as an employee of the Corporation or a Subsidiary, but for whom income tax deductions are not made at source.

"EXCHANGE REQUIREMENTS" has the meaning given to it in the TSX-VE Corporate Finance Manual.

"EXPIRY DATE" means the date that an Option is no longer exercisable as set out in the relevant Option Agreement.

"GOVERNMENTAL ENTITY" means any applicable: (a) multinational, federal, provincial, state, municipal, local or other governmental or public department, commission, board, bureau or agency; (b) any subdivision or authority of any of the foregoing; or (c) any quasi-governmental body exercising (with proper jurisdiction) any regulatory or taxing authority under or in respect of any of the above.

"INSIDER" means an "insider" of the Corporation as defined in the Securities Act (Ontario), other than a Person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary, and includes an associate of an insider.

"INSIDER " means:

         (a)      a director or senior officer of the Corporation;

         (b) a director or senior officer of a company that is an Insider or Subsidiary;

         (c) a Person that beneficially owns or controls, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares; or

         (d)      the Corporation itself if it holds any of its own securities.

"INVESTOR RELATIONS ACTIVITIES" means any activities or oral or written communications, by or on behalf of the Corporation or a shareholder of the Corporation, that promotes or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

         (e) the dissemination of information provided, or records prepared, in the ordinary course of business of the
                  Corporation:

                  (i) to promote the sale of products or services of the Corporation, or

                  (ii)     to raise public awareness of the Corporation,

                  that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

         (f) activities or communications necessary to comply with the requirements of:

                  (i)      applicable Securities Laws,

                  (ii) Exchange Requirements or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

         (g) communications by the publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

                  (i) the communication is only through the newspaper, magazine or publication, and

                  (ii) the publisher or writer received no commission or other consideration other than for acting in the capacity of publisher or writer; or

         (h) activities or communications that may be otherwise specified by the TSX-VE.

"LISTING RULES" means the Listing Rules of the ASX.

"MANAGEMENT COMPANY EMPLOYEE" means an individual employed by a Person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a Person engaged in Investor Relations Activities.

"OFFICER" has the meaning given to it in the Securities Act (Ontario).

"OPTION" means an option to purchase Common Shares granted to an Optionee under this Plan.

"OPTION AGREEMENT" has the meaning provided in Section 5.1 hereof.

"OPTION PRICE" has the meaning provided in Section 4.1(1)(b).

"OPTIONEE" means any Person to whom an Option is granted pursuant to the terms of this Plan.

"OUTSTANDING ISSUE" means that number of Common Shares issued and outstanding, on a non-diluted basis, at any point in time, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period.

"PERSON" means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a trustee, executor, administrator or other legal representative; and pronouns have a similar meaning.

"PLAN" means this Incentive Stock Option Plan as embodied herein, as the same may be amended or varied from time to time.

"SECURITIES LAWS" has the meaning given to it in the TSX-VE Corporate Finance Manual.

"SERVICE PROVIDER" means:

         (i)      an employee of the Corporation or a Subsidiary;

         (j) a person or company engaged under a written contract with the Corporation or a Subsidiary to provide ongoing management or consulting services for the Corporation or for a Subsidiary; and

         (k)      officers and directors of the Corporation or a Subsidiary.

"SHARE COMPENSATION ARRANGEMENT" means an option, an option plan, an employee stock purchase plan or any other compensation or incentive mechanism, involving the issuance or potential issuance of Common Shares to one or more service providers.

"SUBSIDIARY" has the meaning given to "subsidiary" in the Securities Act (Ontario).

"TSX" means the Toronto Stock Exchange.

"TSX-VE" means the TSX Venture Exchange.

"VESTING DATE" means the date or dates determined in accordance with Section 4.1(1)(d) on and after which a particular Option, or part thereof, may be exercised, subject to amendment from time to time in accordance with the terms hereof.

                                    ARTICLE 3
                             SHARES SUBJECT TO PLAN

SECTION 3.1 SHARES.

(1) Options to purchase the aggregate number of Common Shares set forth in Schedule "A" hereto may be granted by the Corporation to Eligible Persons at the Option Price as determined from time to time by the Board pursuant to Section 4.1(1)(b).

(2) The Board shall allot and reserve for issuance that number of Common Shares set forth in Schedule "A".

(3) If any Option granted under this Plan or referred to in Section 3.1(4) terminates, expires or, with the consent of the Optionee, is cancelled, new Options may thereafter be granted covering such Common Shares, subject to regulatory approval if such Options are re-granted to the same Person on different terms.

(4) As at the date this Plan is approved the Corporation has granted to Eligible Persons options to purchase Common Shares as set out in Schedule "B". All such Common Shares, being shares subject to share compensation arrangements, will reduce the number of Common Shares that may be subject to Options hereunder.

(5)      No fractional Common Shares may be purchased or issued under this Plan.

                                    ARTICLE 4
                                 ADMINISTRATION

SECTION 4.1 ADMINISTRATION OF THE PLAN.

(1) The Board shall administer the Plan. Subject to the provisions of the Plan, the Board has the power to:

         (a) determine and designate from time to time those Eligible Persons to whom Options are to be granted, and the number of Common Shares over which Options are to be granted to each such Eligible Person;

         (b) determine the exercise price per Common Share (the "OPTION PRICE") at which Common Shares may be purchased under an Option, such price to be determined by the Board at the time any Option is granted (or at the time any Option is re-priced);

         (c) re-set the Option Price for an Option, subject to regulatory approval; and

         (d) determine the time or times when, and the manner in which, each Option shall be exercisable and the duration of the exercise period.

SECTION 4.2 LIMITS WITH RESPECT TO GRANTS OF OPTIONS.

(1) If the Common Shares are listed on Tier 1 of the TSX-VE the following limits apply and must be considered prior to any grant of an option:

         (a) Options may only be granted to Directors, Employees and Consultants.

         (b) The maximum number of Common Shares that may be reserved for issuance pursuant to Options to or for the benefit of Insiders, together with any other previously established or proposed share compensation arrangements may not at any time exceed 10% of the outstanding issue.

         (c) The maximum number of Common Shares that may be made subject to Options granted to Insiders, within any one-year period, may not exceed 10% of the outstanding issue.

         (d) The maximum number of Common Shares that may be issued under the Plan to or for the benefit of any one Insider, together with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 5% of the outstanding issue.

         (e) Subject to Section 4.2(1)(f), in no event may the Option Price be less than the Market Price of the Common Shares. For purposes of this Section 4.2(1) "MARKET PRICE" means the last daily closing price on the TSX-VE before either the issuance of a comprehensive news release announcing the grant of the Option(s) (which may occur no more than two weeks prior to the grant of the Option(s)) or the date of the grant of the Option(s), subject to the provisions adjusting the Market Price contained in the TSX-VE Corporate Finance Manual.

         (f) The Option Price may be less than the Market Price of the Common Shares, provided that:

                  (i) the Option Agreement contains the legend set out in Schedule "D;

                  (ii) neither the Option nor the underlying Common Shares may be traded for a period of 4 months from the date of the grant of the Option; and

                  (iii) the Option Price is no less than the Discounted Market Price.

                  For the purposes of this Section 4.2(1), "DISCOUNTED MARKET PRICE" means the Market Price less a discount, which shall not exceed the amount set forth below, subject to a minimum price of $0.10:

CLOSING PRICE                               DISCOUNT
--------------                              --------
up to $0.50                                   25%

$0.51 to $2.00                                20%

above $2.00                                   15%

         (g) The maximum number of Common Shares that may be reserved for issuance to or for the benefit of any one Eligible Person under the Plan, together with any other previously established or proposed share compensation arrangements, within any 12-month period may not exceed 5% of the issued Common Shares of the Corporation determined at the date of the grant of the Option.

         (h) The maximum number of Common Shares that may be reserved for issuance to or for the benefit of any one Consultant under the Plan, together with any other previously established or proposed share compensation arrangements, within any 12-month period may not exceed 2% of the issued Common Shares of the Corporation determined at the date of the grant of the Option.

         (i) The aggregate number of Common Shares that may be reserved for issuance to Persons employed to provide Investor Relations Activities may not exceed 2% of the issued Common Shares of the Corporation determined at the date of the grant of the Option.

         (j) Options issued to Consultants performing Investor Relations Activities must vest in stages, with no more than one-quarter (1/4) vesting in any three-month period.

         (k) No Option may be granted that is exercisable for more than 10 years from the date of the grant of the Option.

(2) If the Common Shares are listed on the TSX the following limits apply and must be considered prior to any grant of an Option:

         (a) Options may only be granted to a service provider of or to the Corporation, or to a personal holding company controlled by a service provider, or to a registered retirement savings plan (or similar retirement plan or trust) established by a service provider, and provided that, in each case, the service provider is a service provider of or to the Corporation at the time of the grant.

         (b) The maximum number of Common Shares that may be reserved for issuance pursuant to Options to or for the benefit of insiders, together with any other previously established or proposed share compensation arrangements may not at any time exceed 10% of the outstanding issue.

         (c) The maximum number of Common Shares that may be issued under the Plan to insiders, together with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 10% of the outstanding issue.

         (d) The maximum number of Common Shares that may be issued under the Plan to or for the benefit of any one insider, together with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 5% of the outstanding issue.

         (e) In no event may the Option Price be less than the Market Price of the Common Shares. For purposes of this Section 4.2(2) "MARKET PRICE" means the closing price of the Common Shares on the TSX on the trading day prior to the date of the grant of the Option. In the event that the Common Shares did not trade on such day, the Option Price will be determined based on the weighted average closing price of the Common Shares for the five days immediately preceding the date of the grant of the Option on which the Common Shares traded.

         (f) No Option may be granted that is exercisable for more than 10 years from the date of the grant of the Option.

(3) If the Common Shares are listed on Tier 2 of the TSX-VE, the limits set out Section 4.2(1)(a) to Section 4.2(1)(i), inclusive, will apply and, in addition, no Option may be granted that is exercisable for more than 5 years.

(4) If the Common Share are not then listed on the TSX or the TSX-VE, the provisions of Section 4.2(2) apply, except that Market Price will mean the closing price of the Common Shares on the trading day prior to the date of the grant of the Option on the exchange on which the Common Shares then trade, or if no trading occurred, the average of the bid and ask prices of the Common Shares on such day. In the event that the Common Shares are not listed any stock exchange, Market Price will mean the fair market value of the Common Shares as determined by the Board.

(5) For the purposes of Section 4.2(2), an entitlement to acquire Common Shares granted under any share compensation arrangement prior to the Optionee becoming an insider may be excluded in determining the number of Common Shares issuable to insiders.

(6) Notwithstanding anything else in this Section 4.2, the Option Price for Options granted to a director of the Corporation as at January 1 of a calendar year may be less than the Market Price, provided that the Option Price is calculated based on the weighted average of the closing prices (on the TSX or the TSX-VE as applicable) of the Common Shares on the 15 trading days ending on the last trading day of the December prior to such grant.

SECTION 4.3 ADDITIONAL OPTIONS.

         An Optionee may, if he or she is otherwise eligible, be granted an additional Option or Options under this Plan or any other incentive plans of the Corporation if the Board shall so determine.

SECTION 4.4 INTERPRETATION BY THE BOARD.

         The Board may interpret this Plan, prescribe, amend and rescind any rules and regulations necessary or appropriate for the administration of this Plan, and make such other determinations and take such other action as it deems necessary or advisable. Without limiting the generality of the foregoing sentence, the Board may, in its discretion, treat all or any portion of any period during which an Optionee is on an approved leave of absence from the Corporation or a Subsidiary, as the case may be, for the purpose of accrual of their rights under their Options. Any interpretation or other action made or taken by the Board shall be final, binding and conclusive.

SECTION 4.5 INDEMNIFICATION.

         No member of the Board shall be liable for any action, interpretation or determination made in good faith pursuant to this Plan. To the full extent permitted by law, the Corporation shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of this Plan by reason of the fact that such person is or was a member of the Board.

                                    ARTICLE 5
                              TERMS AND CONDITIONS

SECTION 5.1 OPTION AGREEMENT.

         Each Option granted under this Plan shall be evidenced by an agreement, substantially in the form attached as Schedule "C" (an "OPTION AGREEMENT"), absent which no Option will be considered to have been granted. Unless the Option Agreement provides otherwise, the Optioned Shares (as defined in the Option Agreement) will become exercisable as to 1/3 on each anniversary of the date of the grant of the Option and the Option will not be exercisable following that date that is 5 years from the date of grant of the Option.

SECTION 5.2 ASSIGNABILITY AND TRANSFERABILITY.

         Each Option granted pursuant to this Plan shall, during the Optionee's lifetime, be exercisable only by the Optionee, and no Option, nor any right thereunder, shall be assignable or transferable by the Optionee.

SECTION 5.3 CHANGE OF CONTROL

(1) In the event of: (i) a Change of Control; or (ii) a merger, amalgamation, arrangement, business combination or other transaction pursuant to which the Common Shares of the Corporation are converted into, or exchanged for, other property, whether in the form of securities of another corporation, cash or otherwise (each a "SUBSTITUTION EVENT"), then, unless Section 5.4 applies, any surviving or acquiring corporation must assume any Option outstanding under the Plan on the same terms and conditions as the Plan or substitute or replace similar options (including the right to acquire the same consideration paid to the securityholders in the transaction effecting the Substitution Event) for those Options outstanding under the Plan on the same terms and conditions as the Plan (in each case at an exercise price for such replaced, substituted or replacement option at such amount as the Board may determine as being the fair value for the underlying shares as at the date of such Change of Control or Substitution Event).

(2) No fractional Common Shares or other security will be issued upon the exercise of any Option and, accordingly, if as a result of a Substitution Event, an Optionee would become entitled to a fractional Common Share or other security, such Optionee will have the right to acquire only the next lowest whole number of Common Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(3) Notwithstanding any other provision of this Plan, in the event of a potential Change of Control or other Substitution Event, the Board will have the power, if determined appropriate, subject to any required stock exchange or Governmental Entity approvals, but without the necessity or requirement for the agreement of any Optionee: (i) to terminate, conditionally or otherwise and on such terms as it sees fit, the Options not exercised following the successful completion of such Change of Control or Substitution Event; and (ii) subject to Section 5.3(4) and Section 5.3(5), to accelerate the Vesting Date or the Expiry Date or otherwise modify the terms of the Options to assist the Optionees to obtain the advantage of holding Common Shares during the Change of Control or Substitution Event. The Board will promptly notify each Optionee in writing of any acceleration of the Vesting Dates and/or of the Expiry Dates, as the case may be.

(4) If, upon the announcement or contemplation of any event properly characterized as a Change of Control or Substitution Event, the Board exercises its discretion to accelerate the Vesting Dates and/or the Expiry Dates of any or all Options, the Board may determine that any exercise until the completion of such Change of Control or Substitution Event will be conditional. In such case, an Optionee that wishes to exercise his or her Options, must deliver an exercise notice together with the aggregate Option Price in the manner specified herein, which will each be held in trust by the Corporation. If the Change of Control or Substitution Event referred to in this Section 5.3 is completed at the time specified therein (as the same may be extended), the exercise will be deemed to be unconditional and the aggregate Option Price will be applied to the purchase of Common Shares as specified in the exercise notice. If the Change of Control or Substitution Event referred to in this Section 5.3 is not completed at the time specified therein (as the same may be extended), the exercise notice and the aggregate Option Price will be returned to the Optionee.

(5)      If the Change of Control or Substitution Event referred to in this
         Section 5.3 is not completed within the time specified therein (as the same may be extended), the Options that vested pursuant to this Section
         5.3 must be returned by the Optionee to the Corporation and will be reinstated as unvested Options and the original terms applicable to such Options will apply.

SECTION 5.4 TAKE-OVER BIDS.

(1) In the event of a potential change of control following a take-over bid (as defined herein), then the Corporation will, immediately upon receipt of the notice of the offer to purchase, notify each Optionee of the offer, with full particulars thereof. For purposes of this Section 5.4(1), "POTENTIAL CHANGE OF CONTROL FOLLOWING A TAKE-OVER BID" will be deemed to occur upon a formal bid or tender offer for Common Shares being made (other than by the Corporation or Subsidiary of the Corporation, or an employee benefit plan established or maintained by the Corporation or any Subsidiary) as a result of which the offeror and its affiliates would, if successful, beneficially own, directly or indirectly, fifty percent (50%) or more of the Common Shares then outstanding. In such event, all Options so vested will be exercisable until their respective Expiry Dates so as to permit the Optionee to tender the Common Shares received upon such exercise pursuant to the bid or offer, unless otherwise determined by the Board in accordance with Section 5.4(2) below.

(2) Upon the announcement or contemplation of any event properly characterized as a potential change of control following a take-over bid, the Board will have the power, if determined appropriate, subject to any required stock exchange or Governmental Entity approvals, but without the necessity or requirement for the agreement of any Optionee, to: (i) to terminate, conditionally or otherwise and on such terms as it sees fit, the Options not exercised following the successful completion of such event; and (ii) subject to Section 5.4(3) and
         Section 5.4(4), to accelerate the Vesting Date to the Expiry Date or otherwise modify the terms of the Options to assist the Optionees to tender their Common Shares into the take-over bid. The Board will promptly notify each Optionee in writing of any acceleration of the Vesting Dates and/or of the Expiry Dates, as the case may be.

(3) If, upon a potential change of control following a takeover bid, the Board exercises its discretion to accelerate the Vesting Dates and/or the Expiry Dates of any or all Options, the Board may determine that any exercise until the completion of such takeover bid will be conditional. In such case, an Optionee that wishes to exercise his or her Stock Options, must deliver an exercise notice together with the aggregate Option Price in the manner specified herein, which will each be held in trust by the Company. If the takeover bid referred to in this Section 5.4 is completed at the time specified therein (as the same may be extended), the exercise will be deemed to be unconditional and the aggregate Option Price will be applied to the purchase of Common Shares as specified in the exercise notice. If the takeover bid referred to in this Section 5.4 is not completed at the time specified therein (as the same may be extended), the exercise notice and the aggregate Option Price will be returned to the Optionee.

(4) If the takeover bid referred to in this Section 5.4 is not completed within the time specified therein (as the same may be extended), the Options that vested pursuant to this Section 5.4 must be returned by the Optionee to the Corporation and will be reinstated as unvested Options and the original terms applicable to such Options will apply.

SECTION 5.5 TERMINATION; DEATH.

(1) Subject to Section 5.5(2), Section 5.5(3) and Section 5.5(4) if, before the Expiry Date, an Optionee's employment, office, directorship or consultancy with the Corporation or a Subsidiary terminates for any reason whatsoever (and the Optionee is no longer eligible to receive an Option under the Plan), the right to exercise any part of an Option that has not vested will immediately cease, provided however that such Optionee may exercise any Option held by such Optionee at any time prior to the date that is 90 days after the date on which the employment, office, directorship, or consultancy of such Optionee terminated, but only to the extent that such Optionee's right to exercise such Option had vested at the date of the termination of their employment, office, directorship or consultancy. Such right is subject to any more restrictive terms as may be contained in the applicable Option Agreement and any other terms of this Plan, and may only be exercised provided that such exercise and the issuance of Common Shares thereafter may be completed without the necessity of filing a prospectus or similar document or of registering such Common Shares with any securities regulatory authority or other governmental entity having jurisdiction over the Corporation.

(2) If, before the Expiry Date, an Optionee who is engaged in Investor Relations Activities ceases to be engaged to provide Investor Relations Activities for any reason whatsoever, such Optionee may exercise any Option held by such Optionee at any time prior to the date that is 30 days after the date on which such engagement of such Optionee terminated, but only to the extent that such Optionee's right to exercise such Option had vested at the date of such termination. Such right is subject to any more restrictive terms as may be contained in the applicable Option Agreement and any other terms of this Plan and may only be exercised provided that such exercise and the issuance of Common Shares thereafter may be completed without the necessity of filing a prospectus or similar document or of registering such Common Shares with any securities regulatory authority or other governmental entity having jurisdiction over the Corporation.

(3) For the purposes of Section 5.5(1) if the Optionee's employment, office, directorship or consultancy terminated because the Optionee is deceased, the Options of such Optionee may be exercised by the legal personal representative(s) of the estate of such Optionee and provided that such exercise and issuance of Common Shares may be completed without the necessity of filing a prospectus or similar document or of registering such Common Shares with any securities regulatory authority or other governmental entity having jurisdiction over the Corporation.

(4) If an Optionee who is an employee or officer has his or her employment or office terminated by the Corporation for Cause, all vested and unvested Options held by such Optionee will immediately terminate and become null, void and of no effect on the date on which the Corporation, or any of its Subsidiaries, gives a notice of termination for Cause to such Optionee.

(5) For the purposes of this Section 5.4 and the Plan, and for greater certainty, an Optionee's employment, office or directorship will be considered to be terminated if such employment, office or directorship is with a Subsidiary and such Subsidiary is no longer a Subsidiary under the terms of this Plan and the Optionee is not otherwise, after such time, an Eligible Person.

(6) For the purposes of this Section 5.4, the termination of the employment or office of an Optionee will be considered to occur on the date that the Corporation or a Subsidiary terminates the employment or office of such Optionee, whether lawfully or unlawfully, or the date that the Optionee tenders his or her resignation, and no period of notice that is given or ought to have been given under any employment agreement or under applicable law in respect of such termination of employment or office shall be utilized in determining the Optionee's entitlement to exercise any part of an Option held by the Optionee.

(7) For the purposes of this Article 5, references to "Optionee" include the principal of such Optionee where the Optionee is not an employee, officer or director of the Corporation or a Subsidiary.

                                    ARTICLE 6
                               EXERCISE OF OPTIONS

SECTION 6.1 EXERCISE OF OPTIONS.

(1) Subject to the provisions of this Plan, an Option may be exercised at any time before the Expiry Date by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased. Certificates for such Common Shares shall be issued and delivered to the Optionee exercising such Option within a reasonable time following the receipt of such notice and payment.

(2) Notwithstanding any of the provisions contained in this Plan, the Corporation's obligation to issue Common Shares to an Optionee pursuant to the exercise of an Option will be subject to:

         (a) the right to purchase the Common Shares in respect of which such Option is being exercised having vested;

         (b) completion of such registration or other qualification of such Common Shares and/or obtaining the approval of, or making of such filings with, any Governmental Entity or other regulatory authority as the Corporation determines in its sole discretion is necessary or advisable in connection with the issuance of such Common Shares;

         (c) the listing of such Common Shares on any stock exchange on which the Common Shares may then be listed; and

         (d) the receipt from the Optionee exercising such Option of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the Securities Laws of any jurisdiction.

(3) For the purposes of Section 6.1(2), the Corporation will, to the extent, and subject to the other terms of this Plan, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Common Shares (but for greater certainty not in connection with the trading in such Common Shares following the issuance thererof) in compliance with applicable Securities Laws and for the listing of such Common Shares on any stock exchange on which the Common Shares are then listed.

                                    ARTICLE 7
                               CERTAIN ADJUSTMENTS

SECTION 7.1 ADJUSTMENTS.

(1) Appropriate adjustments in the number of Common Shares subject to this Plan, and, as regards Options granted, in the number of Common Shares that may be purchased upon exercise thereof, will be made by the Board to give effect to adjustments in the number of Common Shares that are authorized or that are outstanding from time to time resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation or other relevant changes in the capital stock of the Corporation.

(2)      Without limiting Section 7.1(1), in the event of:

         (a) a pro rata issue (except a bonus issue) to the holders of Common Shares the Option Price of an Option will be reduced according to the following formula:

                           O' = O - E (P - (S + D))
                                    ---------------
                                         N + 1

                           O' = the new Option Price of the Option

                           O = the old Option Price of the Option

                           E = the number of Common Shares into which one Option is exercisable

                           P = the average market price per Common Share (weighted by reference to volume of the Common Shares during the five trading days on the ASX ending on the day before the ex-rights date or ex-entitlements date)

                           S = the subscription price for a Common Share under the pro rata issue

                           D = the dividend due but not yet paid on the Common Shares (except those to be issued under the pro rata issue)

                           N = the number of Common Shares with rights or entitlements that must be held to receive a right to one new Common Share

         (b) If there is a bonus issue payable to the holders of the Common Shares, then from an after the record date for such bonus issue the number of Common Shares for which an Option is exercisable will be increased by the number of Common Shares that the holder of the Option would have received if the Option had been exercised before the record date for the bonus issue.

         (c) In any consolidation of the Common Shares the number of Common Shares for which an Option is exercisable must be consolidated using the same ratio as the Common Shares and the Option Price must be amended in inverse proportion to that ratio.

         (d) In any subdivision of the Common Shares the number of Common Shares for which an Option is exercisable must be subdivided using the same ratio as the Common Shares and the Option Price must be amended in inverse proportion to that ratio.

         (e) In a return of capital on the Common Shares the number of Common Shares for which an Option is exercisable must remain the same but the Option Price must be reduced by the same amount as the amount returned in relation to each Common Share.

         (f) In a reduction of capital by a cancellation of paid up capital in respect of the Common Shares that is lost or not represented by available assets where no securities are cancelled the number of Common Shares for which an Option is exercisable and the Option Price must remain unaltered.

         (g) In a pro rata cancellation of capital in respect of the Common Shares the number of Common Shares for which an Option is exercisable must be reduced in the same ratio as the capital in respect of the Common Shares and the Option Price of each Option must be amended in inverse proportion to that ratio.

         (h) In any other case the number of Common Shares for which an Option is exercisable or the Option Price or both must be changed so that the holder of the Option will not receive a benefit that holders of Common Shares do not receive. This rule does not prevent a rounding up of the number of Common Shares to be received on exercise of an Option if the rounding up is approved by holders of Common Shares at the meeting at which the relevant event is approved.

         (i) The changes and adjustments in this Article 7 are cumulative and not exclusive of each other.

                                    ARTICLE 8
                       SHAREHOLDER AND REGULATORY APPROVAL

SECTION 8.1 APPROVALS.

         This Plan is subject to the approval of the shareholders of the Corporation and to acceptance by the TSX-VE or the TSX, as applicable. Any Options granted under this Plan prior to such approval and acceptance will be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance is given.

                                    ARTICLE 9
                       AMENDMENT OR DISCONTINUANCE OF PLAN

SECTION 9.1 AMENDMENT OR DISCONTINUANCE.

(1) Subject to Section 9.1(2) and Section 9.1(3) the Board may from time to time amend, suspend, terminate or discontinue this Plan, provided, however, that no such amendment may, without the written consent of an Optionee except as explicitly provided in the Plan, alter or impair any Option previously granted to such Optionee under this Plan.

(2) Any amendment to this Plan is subject to applicable governmental, regulatory or shareholder approval, including, without limitation, approval of the ASX, the TSX-VE or the TSX, as applicable.

(3)      Despite Section 9.1(1) and 9.1(2) and any other section of this Plan:

         (a) the terms of any Options previously granted may not (except as permitted under Article 7) be varied where the effect of such variation is to reduce the Option Price, increase the period for exercise of an Option or increase the number of Common Shares received on exercise of the Option; and

         (b) the Option's terms may be changed as necessary to comply with applicable regulatory requirements as may be necessary from time to time.

                                   ARTICLE 10
                            MISCELLANEOUS PROVISIONS

SECTION 10.1 MISCELLANEOUS.

(1) An Optionee will not, as such, have any rights as a shareholder of the Corporation with respect to any of the Common Shares subject to an Option until such Optionee has exercised such Option in accordance with the terms of this Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised) and the Corporation has issued such Common Shares to the Optionee in accordance with the terms of this Plan. For greater certainty, the holding of an Option will not confer on the Optionee, as Optionee, the right to participate in any new issue of Common Shares.

(2) Nothing in this Plan, an Option Agreement or any Option confers upon any Optionee any right to continue in the employ of, or as a director, officer or consultant of, the Corporation or a Subsidiary, or affect in any way the right of the Corporation to terminate that Optionee's employment, office or contract at any time; nor will anything in this Plan be deemed or construed or constitute an agreement, or an expression of intent, on the part of the Corporation or a Subsidiary to extend the employment, office or contract of any Optionee beyond the time that that Optionee would normally be retired pursuant to the provisions of any recent or future retirement plan of the Corporation or any Subsidiary or any present or future retirement policy of the Corporation or any Subsidiary, or beyond the time at which an Optionee would otherwise be retired pursuant to the provisions of any consulting agreement or contract of employment with the Corporation or any Subsidiary.

(3) Subject to its withholding obligations under the applicable tax statutes and regulations, the Corporation does not assume responsibility for the income or other tax consequences to an Optionee in connection with the Plan and Optionees are advised to consult with their own tax advisers with respect to such matters.

(4) The Corporation makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of this Plan.

(5) If any provision of this Plan, any Option Agreement or any Option contravenes any law, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

(6) The Corporation and every Optionee shall be bound by the terms and conditions of this Plan upon the execution of an Option Agreement.

(7) This Plan shall be governed by and construed in accordance with the laws of the Province of New Brunswick.

         Adopted by the board of directors of the Corporation on February 17, 2003, with effect for grants of Options from August 1, 2002.

                                        By: ___________________________________
                                              Name: Graeme K. Alexander
                                              Title: Secretary

         Approved by the shareholders of the Corporation on __________________, 2003.

                                        By: ___________________________________
                                              Name: Graeme K. Alexander
                                              Title: Secretary

                                  SCHEDULE "A"
                             SHARES SUBJECT TO PLAN

                      Two million (2,000,000) Common Shares

                                  SCHEDULE "B"
                                 CURRENT OPTIONS

Option in respect of one million five hundred and sixteen thousand five hundred (1,516,500) Common Shares as at August 1, 2002.

                                  SCHEDULE "C"
                                OPTION AGREEMENT

         OPTION AGREEMENT dated _________________, 20___ between InterOil Corporation, a corporation existing under the laws of the Province of New Brunswick (the "CORPORATION") and __________________________, an individual residing in _______________________ (the "OPTIONEE").

         WHEREAS the Corporation has adopted an Incentive Option Plan dated - [HAND SYMBOL], 2002 (the "2002 PLAN"), which 2002 Plan provides for the granting of options to Eligible Persons (as defined in the 2002 Plan) to purchase Common Shares in the capital of the Corporation; [NOTE: IF 2002 PLAN IS AMENDED, CHANGE REFERENCES TO THE AMENDED PLAN]

         AND WHEREAS the Optionee is an Eligible Person and will render faithful and efficient service to the Corporation and its Subsidiaries in that capacity;

         AND WHEREAS the Corporation desires to continue to receive the benefit of the services of the Optionee and to more fully identify his or her interest with the Corporation's and its Subsidiaries' future and success;

         AND WHEREAS the Board approved the granting to the Optionee of an Option to purchase Common Shares upon the terms and conditions hereinafter provided by resolution adopted on __________________________, 20___;

         NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

SECTION 1 OPTION TO PURCHASE.

(8) The Corporation hereby grants to the Optionee, subject to the terms and conditions hereinafter set forth, the right exercisable in accordance with the terms of this Agreement (the "OPTION"), to purchase from the Corporation a maximum of _____________ authorized and unissued Common Shares in the capital of the Corporation (the "OPTIONED SHARES"). The Option Price per Optioned Share at the date of the grant of this Option is [CDN.] $________________ per Optioned Share, which Option Price is subject to adjustment as provided in the 2002 Plan.

(9) Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and pay for any Optioned Shares except those Optioned Shares in respect of which the Optionee has exercised the Option in the manner herein provided.

SECTION 2 VESTING OF THE OPTION.

         The Option shall vest and be exercisable according to the following table:

Date          % of Optioned Shares Vested
----       ---------------------------------
-           0%
-           33? % for a total of 33? % vested
-           33? % for a total of 66? % vested
-           33? % for a total of 100% vested

SECTION 3 TERM.

         The Option shall not be exercisable after the expiration of ____________ years from the date the Option is granted (the "TERM"). At the end of the Term, all vested or unvested rights forming part of the Option granted hereunder shall expire and be null and void and, for greater certainty will no longer be exercisable.

SECTION 4 AGREEMENT AND OPTION SUBJECT TO 2002 PLAN.

(10) This Agreement and the Option shall be subject in all respects to the provisions of the 2002 Plan, which provisions are incorporated herein. To the extent that the terms of this Agreement or the Option conflict with the 2002 Plan, the 2002 Plan prevails.

(11) The Option may only be exercisable in accordance with this Agreement, which includes the 2002 Plan.

(12) The Optionee acknowledges that he, she or it has reviewed the 2002 Plan and the terms of this Agreement and has had the opportunity to consult with legal, financial and tax advisors as necessary in order to fully understand the consequences of the grant of the Option and any exercise thereof.

(13) Terms used herein and defined in the 2002 Plan have the meanings given to them in the 2002 Plan.

SECTION 5 MANNER OF EXERCISE OF OPTION.

         During the Term, the Optionee, subject to the provisions of this Agreement, may exercise the Option to purchase, on a cumulative basis, to the extent hereinafter provided, all or any part of the number of Optioned Shares that have vested in accordance with Section 2 until the total number of Optioned Shares stated in

Section 1 has been purchased, provided, however, that the Option may only be exercised during the Term in multiples of [HAND SYMBOL] Optioned Shares or such fewer number of Optioned Shares as may remain.

SECTION 6 NOTICE OF EXERCISE OF OPTION.

         This Option shall be exercised upon providing written notice to the Corporation in the manner provided in Section 9 (the "NOTICE"), which Notice shall specify the number of vested Optioned Shares to be acquired, and which Notice shall be accompanied by payment in full to the Corporation of the Option Price for such Optioned Shares by cash or certified cheque.

SECTION 7 SHAREHOLDER RIGHTS.

         An Optionee shall have no rights whatsoever as a shareholder in respect of any of the Optioned Shares (including any right to receive dividends or other distributions therefrom), unless and only to the extent that the Optionee has exercised the Option and become a holder of such Optioned Shares.

SECTION 8 TRANSFER OF OPTION.

         The Option granted pursuant to this Agreement, and any rights in respect thereof or hereunder, shall not be assignable or transferable by the Optionee.

SECTION 9 NOTICE.

         Any notice required or permitted to be given hereunder shall be given in accordance with, and subject to, the provisions of the 2002 Plan.

SECTION 10 GOVERNING LAW.

         This Agreement and the Option shall be governed by and interpreted and enforced in accordance with the laws of New Brunswick.

SECTION 11 REPRESENTATION OF THE CORPORATION.

         The Corporation represents and agrees that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or a Subsidiary or is otherwise eligible to be granted an Option under the rules of the stock exchange(s) that the Common Shares are then listed and posted for trading and under the terms of the 2002 Plan.

SECTION 12 OTHER SECURITIES.

         The provisions of this Agreement apply mutatis mutandis to any other shares or other securities of the Corporation or any successor or assign thereof into which the Optioned Shares are converted, exchanged or otherwise changed, or acquired by way of dividend or distribution thereon all as set out in the 2002 Plan.

SECTION 13 SEVERABILITY.

         If any provision of this Agreement shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

SECTION 14 AMENDMENT

         Any amendment to the terms of this Agreement or an Option is subject to any necessary regulatory approval and may require the approval of shareholders of the Corporation. Any such amendment may be subject to terms imposed by the relevant regulatory authority.

SECTION 15 TIME OF THE ESSENCE.

         Time will be of the essence in this Agreement.

SECTION 16 ENTIRE AGREEMENT.

         This Agreement constitutes the entire agreement between the Corporation and the Optionee relating to the subject matter hereof and supersedes all prior agreements and undertakings, oral or written, between the parties hereto with respect to the subject matter hereof.

SECTION 17 ENUREMENT.

         This Agreement shall enure to the benefit of and be binding upon the Corporation, its successors and assigns, and the Optionee and any legal personal representative of the Optionee.

SECTION 18 COUNTERPARTS.

         This Agreement may be executed in counterparts and may be executed by facsimile, and each counterpart, whether original or facsimile, taken together will constitute one and the same instrument.

         IN WITNESS WHEREOF the parties have caused this Option Agreement to be executed as of the date first written above.

                                         INTEROIL CORPORATION

                                         By: _________________________________
                                               Authorized Signing Officer

                                             _________________________________
                                              NAME OF OPTIONEE

                                             _________________________________
                                              SIGNATURE OF OPTIONEE

                                              Address:

                                             _________________________________

                                             _________________________________

                                  SCHEDULE "D"
                                     LEGEND

"Without the prior written approval of the exchange and compliance will all applicable securities legislation, the securities represented by this agreement, including any securities issued on exercise thereof, may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [FOUR MONTHS FROM DATE OF GRANT]."

                                  APPENDIX "B"
                        ARTICLES OF AMENDMENT RESOLUTION

BE IT RESOLVED, as a special resolution:

1. That the Corporation is hereby authorized to amend the articles of the Corporation to delete section 2 and section 4(c) from Schedule "B" to the articles.

2. That any one of the directors or officers of the Corporation be and is hereby authorized to execute the articles of amendment and to do all acts and things and to execute such other deeds, instruments and documents, whether under the corporate seal of the Corporation or otherwise, that may be necessary or desirable to give effect to this special resolution.

                          PAGE LEFT BLANK INTENTIONALLY

                                  APPENDIX "C"
                        CURRENT ARTICLES OF AMALGAMATION

                                   (ATTACHED)

                          PAGE LEFT BLANK INTENTIONALLY

                          [NEW NOUVEAU BRUNSWICK LOGO]

                CANADA                                    CANADA
      PROVINCE OF NEW BRUNSWICK                PROVINCE DU NOUVEAU-BRUNSWICK
      BUSINESS CORPORATIONS ACT            LOI SUR LES CORPORATIONS COMMERCIALES
     CERTIFICATE OF AMALGAMATION                  CERTIFICATE DE FUSION
             (SECTION 124)                             (ARTICLE 124)

                              INTEROIL CORPORATION
--------------------------------------------------------------------------------
             Name of Corporation / Raison sociale de la corporation

                                     504900
               --------------------------------------------------
                  Corporation Number / Numero de la corporation

         I HEREBY CERTIFY that the above-mentioned corporation resulted from the amalgamation of the following JE CERTIFIE que la corporation mentionnee ci-dessus provient de la fusion des corporations suivantes, en vertu de la corporations under the Business Corporations Act, as set out in the attached Articles of Amalgamation. Loi sur les corporations commerciales, de la facon indiquee dans les statuts de fusion ci-joints.

Director                                 Date of Amalgamation      May 29, 1997
Directeur  [ILLEGIBLE]                   Date de fusion ________________________

       NEW BRUNSWICK                                                      NOUVEAU BRUNSWICK
 BUSINESS CORPORATIONS ACT                                            LOI SUR LES CORPORATIONS
                                                                             COMMERCIALES

          FORM 6                                                               FORMULE 5

 ARTICLES OF AMALGAMATION                                                  STATUTS DE FUSION
     (SECTION 124)                                                            (ARTICLE 124)

----------------------------------------------------------------------------------------------------------------------------
1 - Name of Corporation                                       Raison sociale de la corporation

    INTEROIL CORPORATION

----------------------------------------------------------------------------------------------------------------------------
2 - The classes and any maximum number of shares              Les categories at le nombre maximal d'actions
    that the corporation is authorized to issue and           que la corporation peut emettre ainsi que le
    any maximum aggregate amount for which shares             montant maximal global pour lequel les actions
    my be issued including shares without par value           peuvent etre emises y compris les actions sans
    and/or with par value and the amount of the par           valeur au pair ou avec valeur au pair ou les deux
    value.                                                    at la montant de la valeur au pair.

       See Schedule "A" attached hereto.

----------------------------------------------------------------------------------------------------------------------------
3 - Restrictions if any on share transfers                    Restrictions, s'il y an a, au transfert d' actions

       Not Applicable

----------------------------------------------------------------------------------------------------------------------------
4 - Number (or minimum and maximum number) of                 Nombre (ou nombre minimum et maximum) d' administrateurs
    directors

       A minimum of four (4) and a maximum of twelve (12) as determined by resolution of the board of directors.

----------------------------------------------------------------------------------------------------------------------------
5 - Restrictions, if any, on business the                     Restrictions, s'il y en a, a L' activite que peut
    corporation may carry on                                  exercer le corporation

       None

----------------------------------------------------------------------------------------------------------------------------
6 - Other provisions,  if any                                 Autres dispositions, s'il y en a,

       See Schedule "B" attached hereto

----------------------------------------------------------------------------------------------------------------------------
7-
A [X] The amalgamation has been approved                      A [ ] la fusion a ete approuvee par les resolutions
      by special resolutions of shareholders of                     speciales des actionnsires de de chacune des
      each of the amalgamating corporations                         corporations fusionnates mentionnees a L' article
      listed in item 9 below in accordance with                     9 cidessous, conformement a L'article 122 de la
      Section 122 of the BUSINESS CORPORATIONS                      LOI SUR LES CORPORATIONS COMMERCIALES.
      ACT.

B [ ] The amalgamation has bean approved by a                 B [ ] La fusion a ete approuvee par une resolutions des
      resolution of the directors of each of                        administrateurs de chacune des corporations
      the amalgamating corporations listed in                       fusionnantes mentionnees a L' article 9
      item 9 below in accordance with Section                       cidessus, conformement a L' article 123 de la
      123 of  the BUSINESS CORPORATIONS ACT.                        LOI  SUR LES CORPORATIONS COMMERCIALES. Ces
      These Articles of Amalgamation are the same                   statuts de fusion sont les memes que les statuts
      as the Articles of incorporation of (name                     constitutifs de (raison sociale de la corporation
      the designated amalgamating corporation).                     fusionnante designee)

----------------------------------------------------------------------------------------------------------------------------
8 - Name of the amalgamating corporation                      8 - Raision sociale de le corporation fusionnante
    the by-laws of which are to be the                        dont les regiements administratifs sont devenus les
    by-laws of the amalgamated corporation.                   regiements administratifs de la corporation issue
                                                              de la fusion.

      SOUTH PACIFIC INTEROIL LIMITED

9 - Name of Amalgamating Corporations
    Raison sociale des corporations             Corporation No.                                Description of Office
    fusionnantes                              N(1) de corporation    Signature       Date      Function
----------------------------------------------------------------------------------------------------------------------------
SOUTH PACIFIC INTEROIL LIMITED                      504045          [ILLEGIBLE]    05/27/97    President
----------------------------------------------------------------------------------------------------------------------------
CYBERMIND GROUP INC.                                504901          [ILLEGIBLE]    05/27/97    President and Secretary
----------------------------------------------------------------------------------------------------------------------------
FOR DEPARTMENT USE ONLY                               RESERVE A L'USAGE OU MINISTERE
----------------------------------------------------------------------------------------------------------------------------
Corporation No.-Corporation No.   504900              Filed-Depose

                              INTEROIL CORPORATION

                 (hereinafter referred to as the "Corporation")

                  THIS IS SCHEDULE "A" TO THE FOREGOING FORM 6
              UNDER THE BUSINESS CORPORATIONS ACT (NEW BRUNSWICK)

                  The Corporation is authorized to issue an unlimited number of Common Shares without par value.

                  The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

         (a) The holders of the Common Shares shall be entitled to vote at all meetings of shareholders of the Corporation and shall be entitled to one vote at all such meetings in respect of each Common Share held.

         (b) The holders of the Common Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon the liquidation, dissolution or winding-up of the Corporation.

                              INTEROIL CORPORATION

                 (hereinafter referred to as the "Corporation")

               THIS IS SCHEDULE "B" TO THE FOREGOING FORM 6 UNDER
                 THE BUSINESS CORPORATIONS ACT (NEW BRUNSWICK)

1.       MAINTENANCE OF OFFICE IN CANADA

         The Corporation shall at all times maintain an office in Canada.

2.       ISSUANCE OF SECURITIES

         Until such time as the Exchange Right (as defined below) is accepted by shareholders of S.P. InterOil, LDC ("SPI") in respect of an aggregate of 13,411,650 common shares of SPI (which such shareholders have agreed to do by no later than May 29, 2022), the Corporation will not issue (or make any agreement or commitment to do so) any shares of the Corporation or securities convertible into, exchangeable for, exercisable into or from which may be derived shares of the Corporation, other than:

         (a) pursuant to the exchange right (the "Exchange Right") the Corporation has granted to the other shareholders of SPI, pursuant to which such other shareholders have the right to exchange the 14,411,650 common shares of SPI held by such other shareholders for an equal number of common shares of the Corporation;

         (b) the issue of common shares of the Corporation the net proceeds of which are invested in shares of SPI on such terms and conditions as may be agreed by the Corporation and SPI;

         (c) stock options issued pursuant to a stock option plan established by the Corporation for employees, directors and officers of the Corporation, of SPI and of subsidiaries of SPI, and for other persons providing services to any of such corporations, and shares issuable upon the exercise of such stock options; or

         (d) with the prior written consent of Petroleum Independent and Exploration Corporation, a corporation incorporated under the laws of Texas ("PIE Corp.").

3.       PLACE OF SHAREHOLDER MEETINGS

         Notwithstanding subsections (1) and (2) of Section 84 of the Business Corporations Act, as from time to time in force, meetings of shareholders of the Corporation may be held outside New Brunswick at Toronto, Ontario; Lubbock, Texas, The Woodlands, Texas; Houston, Texas; or Nassau, Bahamas.

4.       PRE-EMPTIVE RIGHTS

         (a) Notwithstanding subsection (2) of Section 27 of the Business Corporations Act, as from time to time in force, but subject however to paragraph (c) below and any rights arising under any unanimous shareholders agreements, the holders of equity shares of any class, in the case of the proposed issuance by the Corporation of, or the proposed granting by the Corporation of rights or options to purchase, its equity shares of any class of any shares or other securities convertible into or carrying rights or options to purchase its equity shares of any class, shall not as such, even if the issuance of the equity shares proposed to be issued or issuable upon exercise of such rights or options or upon conversion of such other securities would adversely affect the unlimited dividend rights of such holders, have the pre-emptive right as provided by Section 27 of the Business Corporations Act to purchase such shares or other securities.

         (b) Notwithstanding subsection (3) of Section 27 of the Business Corporations Act, as from time to time in force, but subject however to paragraph (c) below and any rights arising under any unanimous shareholders agreements, the holders of voting shares of any class, in case of the proposed issuance by the Corporation of, or the proposed granting by the Corporation of rights or options to purchase, its voting shares of any class or any shares or options to purchase its voting shares of any class, shall not as such, even if the issuance of the voting shares proposed to be issued or issuable upon exercise of such rights or options or upon conversion of such other securities would adversely affect the voting rights of such holders, have the pre-emptive right as provided by Section 27 of the Business Corporations Act to purchase such shares or other securities.

         (c) For so long as PIE Group, LLC ("PIE Group") or Commodities Trading International Corporation ("CTI") or any person who is a shareholder or unitholder thereof on the date hereof who subsequently acquires common shares of SPI from PIE Group or CTI (collectively, the "SPI Shareholders") holds any common shares of SPI, or any voting or participating shares of the Corporation or any securities which are convertible into, exchangeable for, exercisable for or from which may be derived voting or participating shares of the Corporation (collectively, the "Specified Securities"), the Corporation may only issue Specified

                  Securities if it simultaneously offers each of the SPI Shareholders the opportunity to purchase such number of Specified Securities at the same price and on the same terms as is being offered to other purchasers as will allow each SPI Shareholder to maintain its pro rata voting and participating share ownership of the Corporation as it is immediately prior to such issue. For the purposes of this paragraph 4 (c), "pro rata" means (i) pro rata in relation to the shareholding of each SPI Shareholder in the Corporation, after giving effect to all shares in the Corporation held by or contingently issuable as a result of the Exchange Right to each SPI Shareholder, and (ii) on a basis which is fully diluted, after giving effect to the issue of Specified Securities in question, and to the conversion, exchange or exercise of all such securities. This paragraph 4(c) shall not apply on the issue of securities described in paragraphs 2(a), (c) or (d) above.

5.       FINANCIAL ASSISTANCE

                  The Corporation may, directly or indirectly, give financial assistance by means of a loan, guarantee or otherwise to S.P. InterOil, LDC and any subsidiary (as defined in the Business Corporations Act) thereof whether or not:

                  (a) the Corporation is, or after giving the financial assistance would be, unable to pay its liabilities as they become due; or

                  (b) the realizable value of the Corporation's assets, excluding the amount of any financial assistance in the form of a loan or in the form of assets pledged or encumbered to secure a guarantee, after giving the financial assistance, would be less than the aggregate of the Corporation's liabilities and stated capital of all classes.

6.       BORROWING AUTHORITY

                  The directors of the Corporation may from time to time, in such amounts and on such terms as deemed expedient:

                  (a)      borrow money upon the credit of the Corporation;

                  (b) issue, reissue, sell or pledge debt obligations of the Corporation; and

                  (c) mortgage, hypothecate, charge or pledge all or any of the currently owned or subsequently acquired real or personal, moveable or immovable property of the Corporation, including book debts, rights, powers, franchises and undertakings of the Corporation, to secure any debt obligations or any money borrowed, or any other debt or liability of the Corporation.

                  The foregoing powers may be delegated by the directors to such officers or directors of the Corporation to such extent and in such manner as determined by the directors from time to time.

                  Nothing in this clause limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

7.       CUMULATIVE VOTING RIGHTS

                  Subject to applicable law, shareholders entitled to vote at an election of directors of the Corporation shall not have cumulative voting rights and each such shareholder has the right to cast a number of votes equal to the number of votes attached to the shares held by such shareholder.